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                                 March 28, 2006

Max Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

               Bear Stearns Asset Backed Securities I LLC Registration Statement on Form S-3A relating to Mortgage-Backed and Asset-Backed Securities
               -----------------------------------------------------------------

Dear Mr. Webb:

      This letter is provided in answer to comment number 7 of your comment letter dated March 22, 2006. In our original S-3A filing of March 3, 2006 we mistakenly filed the incorrect base prospectus. Shortly after filing on March 3, we became aware of the error and consulted the Commission's staff on how best to remedy the situation. We were told to re-file the entire March 3 submission as an Amendment 2 on March 6, 2006.

                                                     Very truly yours,

                                                     /s/ Richard D. Simonds Jr.

                                                     Richard D. Simonds Jr.